Ref: SB/0167

17 January 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA


SEC MAIL PROCESSING
RECEIVED
FEB 13 2007
WASH. D.C. 186 SECTION

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com


07021047

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 31 January 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S. Butler

Sarah Butler
Secretary

News Release

Acquisition of AfriOre –
Payment and Change of Control
31 January 2007

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Lonmin Plc ("Lonmin") today announces that it has paid for the common shares (the "Shares") in AfriOre Limited ("AfriOre") deposited and taken up on 26 January 2007. The approximately 49.4 million Shares taken up and paid for by Lonmin represents approximately 94% of the aggregate number of Shares issued and outstanding, giving Lonmin direct control of AfriOre.

Lonmin has now taken over control of the operations of AfriOre, including its PGM assets at Akanani. All of the former directors of AfriOre have resigned from the board and have been replaced by Brad Mills, John Robinson, Ian Farmer and Jack Jones, who are all directors or senior officers of Lonmin.

Commenting on the completion of the acquisition, Brad Mills, Chief Executive of Lonmin, said:

'We believe that Akanani is a high quality South African PGM project with considerable expansion potential. We look forward to working with the BEE partners, the DME and the local community to move the project through the feasibility stage, to complete permitting, obtain a mining licence and begin mine development.'

The Akanani deposit has a strike length of around 9 km and the Platreef ore body lies at a depth of between 800 metres and 2,000 metres. The average true width of the targeted P2 horizon is 19 metres. Akanani has reported total inferred P2 resources of 249.1 million tonnes containing 33.7 million ounces of PGMs at a grade of 4.2 g/t – 3 PGE+Au. In-fill drilling will be undertaken to improve the level of confidence in the current resource base while exploration drilling will examine the potential of the centre and north of the Akanani lease area.

Lonmin's preliminary evaluation suggests that the current resource could support an initial mine development producing around 500,000 ounces of PGMs per anum, including around 250,000 ounces of platinum. A pre-feasibility study, commissioned by AfriOre and undertaken by consultant engineers SRK, is due shortly. This will provide the groundwork for a full feasibility study, a mining licence application and mine development. Attributable capital expenditure for mine, concentrator and infrastructure development is currently estimated at US$600-700 million.

Lonmin's C$8.75 cash offer for AfriOre has been extended to 1:00 p.m. (Toronto time) on 8 February 2007 to give shareholders of AfriOre who have not tendered their Shares under the Offer an opportunity to do so. As Lonmin has acquired over 90% of the issued and outstanding Shares, it will cause AfriOre to use the statutory procedure for the redemption of the outstanding Shares not held by Lonmin immediately after the expiry of the Offer, as permitted under the applicable laws of the British Virgin Islands.

For further information about tendering procedures shareholders of AfriOre may contact Innisfree M&A Incorporated at 1-888-750-5834 (English speakers in Canada and U.S.), 1-877-825-8777 (French speakers in Canada and U.S.) or 00800-7710-9970 (from the United Kingdom and other European Union countries as well as Switzerland and Norway). Banks and brokers may call collect at 1-212-750-5833.

Enquiries:

Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

END